664 Cruiser Lane
Belgrade, Montana 59714
(406) 388-0480

December 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Chris Edwards

Re:	Xtant Medical Holdings, Inc.
Registration Statement on Form S-1
Filed December 18, 2020
File No. 333-251515

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-251515) filed by Xtant Medical Holdings, Inc. with the Securities and Exchange Commission on December 18, 2020.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions or comments in connection with this delaying amendment, please call Emily Humbert of Fox Rothschild LLP, counsel to Xtant Medical Holdings, Inc., at (612) 607-7076.

Very truly yours,

XTANT MEDICAL HOLDINGS, INC.

/s/ Sean E. Browne
Sean E. Browne
President and Chief Executive Officer

cc:	Amy E. Culbert, Esq.
Emily Humbert, Esq.